UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011.

Commission File Number 001-34250

SEVEN ARTS PICTURES PLC
(Translation of registrant's name into English)

136-144 New Kings Road London, UK SW6 4LZ
(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Movements in Stock

1)	On May 12, 2011 we conducted a one-for-five reverse split of our share capital. On a post reverse basis we had 2,643,131 ordinary shares in issue at our year end June 30 2011.

Subsequent to year-end, we issued equity securities in the following transactions that were not registered under the Securities Act of 1933, as amended (the “Securities Act”), as follows:-

1)
On 7 May 2007, we issued to an accredited investor certain debt securities that were partially converted into 2,784,002 ordinary shares at a per-share price of $0.68 during the first three weeks of  August 2011.  The issuance of the converted debt was made pursuant to the exemption from registration provided pursuant to Section 4(2) of the Securities Act.  We believe that such exemption was available because (i) no advertising or general solicitation was employed in offering the debt securities, (ii) the offering and sale thereof were made solely to an accredited investor, and (iii) transfer of the debt securities was restricted in accordance with the requirements of such Act.  More than one year passed between the issuance of the converted debt and its conversion into ordinary shares.  In accordance therewith, the resale of such shares was exempt from the registration thereof pursuant to the exemption provided by Rule 144.

2)
In April and May 2009, we issued to an accredited investor certain debt securities that were later converted on 27 July 2011 into 507,000 ordinary shares at a per-share price of $0.50.  The issuance of the converted debt was made pursuant to the exemption from registration provided pursuant to Section 4(2) of the Securities Act.  We believe that such exemption was available because (i) no advertising or general solicitation was employed in offering the debt securities, (ii) the offering and sale thereof were made solely to an accredited investor, and (iii) transfer of the debt securities was restricted in accordance with the requirements of such Act.  More than one year passed between the issuance of the converted debt and its conversion into ordinary shares.  In accordance therewith, the resale of such shares was exempt from the registration thereof pursuant to the exemption provided by Rule 144.

3)
On 6 May 2009 we issued to an accredited investor certain debt securities that were later converted into 100,000 ordinary shares at the beginning of August 2011 at a per-share price of $1.25.  The issuance of the converted debt was made pursuant to the exemption from registration provided pursuant to Section 4(2) of the Securities Act.  We believe that such exemption was available because (i) no advertising or general solicitation was employed in offering the debt securities, (ii) the offering and sale thereof were made solely to an accredited investor, and (iii) transfer of the debt securities was restricted in accordance with the requirements of such Act.  More than one year passed between the issuance of the converted debt and its conversion into ordinary shares.  In accordance therewith, the resale of such shares was exempt from the registration thereof pursuant to the exemption provided by Rule 144.

4)
On 25 March 2009, we issued to an accredited investor certain debt securities that were later converted into 60,000 ordinary shares on August 4 2011 at a per-share price of $2.00.  The issuance of the converted debt was made pursuant to the exemption from registration provided pursuant to Section 4(2) of the Securities Act.  We believe that such exemption was available because (i) no advertising or general solicitation was employed in offering the debt securities, (ii) the offering and sale thereof were made solely to an accredited investor, and (iii) transfer of the debt securities was restricted in accordance with the requirements of such Act.  More than one year passed between the issuance of the converted debt and its conversion into ordinary shares.  In accordance therewith, the resale of such shares was exempt from the registration thereof pursuant to the exemption provided by Rule 144

5)
On 27 September 2006, we issued to an accredited investor certain debt securities that were later converted into 125,000 ordinary shares at a per-share price of $1.00.  The issuance of the converted debt was made pursuant to the exemption from registration provided pursuant to Section 4(2) of the Securities Act.  We believe that such exemption was available because (i) no advertising or general solicitation was employed in offering the debt securities, (ii) the offering and sale thereof were made solely to an accredited investor, and (iii) transfer of the debt securities was restricted in accordance with the requirements of such Act.  More than one year passed between the issuance of the converted debt and its conversion into ordinary shares.  In accordance therewith, the resale of such shares was exempt from the registration thereof pursuant to the exemption provided by Rule 144

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

 SEVEN ARTS PICUTRES PLC

By: /s/ Peter Hoffman
Peter Hoffman
Chief Executive Officer

August 26, 2011